FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2005

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated July 19, 2005

FOR IMMEDIATE RELEASE

Quebecor Média Inc. announces the expiration of its tender offers to purchase Notes

MONTREAL, July 19, 2005 – Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX:QBR.MV.A) (TSX:QBR.SV.B), today announced that its tender offers to purchase up to $125,000,000 in the aggregate of its outstanding 11 1/8% Senior Notes due July 15, 2011 (the “Senior Notes”) and its outstanding 13 ¾ % Senior Discount Notes due July 15, 2011 (the “Discount Notes”) expired as of 11:59 p.m., New York City time, on July 18, 2005. In the offers, $128,190,000 in aggregate principal amount of its Senior Notes and $12,125,000 in aggregate principal amount at maturity of its Discount Notes were tendered and not withdrawn prior to the expiration of the offers.

Quebecor Media has accepted for purchase all Senior Notes and Discount Notes tendered and not withdrawn. In accordance with the terms of the offers, the total consideration to be paid for each Senior Note tendered prior to the early tender deadline of 5:00 p.m., New York City time, on July 1, 2005 will be a fixed price of $1,112.50 per $1,000 principal amount, which is comprised of the tender offer consideration of $1082.50 per $1,000 principal amount plus the early tender premium of $30.00 per $1,000 principal amount.  Holders of the Senior Notes tendered after the early tender deadline will receive a fixed price of $1082.50 per $1,000 principal, being the tender offer consideration, in respect of such Senior Notes. The total consideration to be paid for each Discount Note (all of which were tendered before the early tender deadline) will be a fixed price of $1,007.50 per $1,000 principal amount at maturity, which is comprised of the tender offer consideration of $977.50 per $1,000 principal amount at maturity plus the early tender premium of $30.00 per $1,000 principal amount at maturity. In addition, holders of the Senior Notes (but not holders of the Discount Notes) will receive accrued and unpaid interest to, but not including, Tuesday, July 19, 2005.

The Dealer Manager for the tender offers was Citigroup Global Markets Inc.

Quebecor Media Inc., a company incorporated in Canada under the Companies Act (Québec), is one of Canada’s largest media companies. Its principle lines of business are cable, newspaper publishing, television broadcasting, business telecommunications, book, magazine and video retailing and publishing, distribution and music recording, and new media services.

This communication is for informational purposes only.  It is not intended as, and does not constitute, an offer or solicitation for the purchase or sale of any financial instrument or as an official confirmation of any transaction.  Any comments or statements made herein do not necessarily reflect those of Citigroup Global Markets Inc. or its subsidiaries and affiliates.

Contact Information:

Quebecor Media Inc.

Mark D’Souza

Vice President and Treasurer

(514) 380-1912

or

Quebecor Inc.

Luc Lavoie

Executive Vice President, Corporate Affairs

(514) 380-1974

lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

_______________________________________________

By:	Claudine Tremblay
Senior Director, Corporate Secretariat

Date:	July 19, 2005